UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 30)*

ANIXTER INTERNATIONAL INC.
 (Name of Issuer)

Common Stock, $1.00 par value per share
 (Title of Class of Securities)

035290105
 (CUSIP Number)

Jon Wasserman, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 035290105	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMSTOCK/SIT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,797,147

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,797,147

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,797,147

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Based on 32,969,473 Shares (as defined herein) outstanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015.

SCHEDULE 13D

CUSIP No: 035290105	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMSTOCK/ALPHA, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,587

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Based on 32,969,473 Shares outstanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015.

SCHEDULE 13D

CUSIP No: 035290105	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMSTOCK/ZFT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,588

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,588

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,588

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Based on 32,969,473 Shares outstanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015.

SCHEDULE 13D

CUSIP No: 035290105	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SZ INTERVIVOS QTIP TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,700

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Based on 32,969,473 Shares outstanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015.

SCHEDULE 13D

CUSIP No: 035290105	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,937,022

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,937,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,937,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Based on 32,969,473 Shares outstanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015.

SCHEDULE 13D

CUSIP No: 035290105	Page 7 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 30 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons, as amended most recently by Amendment No. 29 filed on August 13, 2015 (collectively, the “Schedule 13D”), relating to the shares of Common Stock, $1.00 par value per share, (“Shares”) of Anixter International Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 2301 Patriot Blvd, Glenview, Illinois 60026.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As disclosed in Item 4 of Amendment No. 29, Samstock/SIT, L.L.C. (“SIT”) and Samstock/SZRT, L.L.C. (“SZRT”) entered into a Purchase Agreement pursuant to which SIT agreed to sell 1,850,000 Shares to SZRT, conditioned on the expiration or termination of the applicable waiting period under the HSR Act.  The waiting period was terminated on August 27, 2015.  Accordingly, pursuant to the terms of the Purchase Agreement, the sale of 1,850,000 Shares by SIT to SZRT was consummated on August 27, 2015.

The sale is part of SIT’s ongoing portfolio management and does not reflect an adverse change in the Reporting Persons’ views on the prospects of the Issuer, or its businesses, management or directors.  The sale does not involve the disposition or acquisition of any Shares, or of the right to receive dividends or proceeds from the sale of any Shares, other than among Samuel Zell and certain entities and trusts established for the benefit of Samuel Zell and/or members of his family.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) On August 27, 2015, SIT sold 1,850,000 Shares to SZRT, as further described in Item 5(c) below.  To the best knowledge of the Reporting Persons, there were 32,969,473 Shares outstanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015. Based upon the foregoing, and after giving effect to the sale of an aggregate of 1,850,000 Shares by SIT as further described in Item 5(c) below, (i) the 1,797,147 Shares held by SIT represent approximately 5.5% of the issued and outstanding Shares; (ii) the 55,587 Shares held by Alpha represent approximately 0.2% of the issued and outstanding Shares; (iii) the 55,588 Shares held by ZFT represent approximately 0.2% of the issued and outstanding Shares; (iv) the 28,700 Shares held by QTIP represent approximately 0.1% of the issued and outstanding Shares; and (v) the 1,937,022 Shares beneficially owned by Chai Trust represent approximately 5.9% of the issued and outstanding Shares. Chai Trust shares voting and dispositive power with each of SIT, Alpha, QTIP and ZFT with respect to the Shares held by each of SIT, Alpha, QTIP and ZFT, respectively.

(c) On August 27, 2015, SIT sold an aggregate of 1,850,000 Shares to SZRT pursuant to the terms of the Purchase Agreement (defined and described in Item 4 of Amendment No. 29) at a price per share of $60.59755, which equals the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one Share on August 27, 2015.  Except as described in this Item 5(c), during the last 60 days, no transactions in the Shares were effected by the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Amended and Restated Joint Filing Agreement dated as of August 31, 2015

SCHEDULE 13D

CUSIP No: 035290105	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 31, 2015

SAMSTOCK/SIT, L.L.C.
SAMSTOCK/ALPHA, L.L.C.
SAMSTOCK/ZFT, L.L.C.

Each By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

SZ INTERVIVOS QTIP TRUST
By:	CHAI TRUST COMPANY, LLC, its trustee

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No: 035290105	Page 9 of 9 Pages

EXHIBIT A

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D/A with respect to the Common Stock, $1.00 par value per share, of Anixter International Inc., a Delaware corporation and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: August 31, 2015

SAMSTOCK/SIT, L.L.C.
SAMSTOCK/ALPHA, L.L.C.
SAMSTOCK/ZFT, L.L.C.

Each By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

SZ INTERVIVOS QTIP TRUST
By:	CHAI TRUST COMPANY, LLC, its trustee

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer